FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the months of January and February 2003.

Commission File Number: 1-31416

NISSIN CO., LTD.

(Translation of registrant’s name into English)

Shinjuku L-Tower 15F
6-1, Nishi Shinjuku 1-chome
Shinjuku-ku, Tokyo 163-1555
Japan

(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F  X  Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes      No  X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Consolidated Financial Results (Japanese GAAP)
Consolidated Financial Results (U.S. GAAP)
Notice of Repurchase of Shares January 14, 2003
Announcement of Year-end Dividend Increase
Monthly Data for December 2002

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NISSIN CO., LTD.

Date: February 10, 2003	By:	/s/ Hitoshi Higaki Hitoshi Higaki Managing Director

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Condensed Statements of Consolidated Financial Results for the Nine Months Ended December 31, 2002 (Japanese GAAP)
2.	Condensed Statements of Consolidated Financial Results for the Nine Months Ended December 31, 2002 (U.S. GAAP)
3.	Notice, dated January 14, 2003, of Repurchase of Shares from the Market (Repurchase of Shares Pursuant to the Provisions of Article 210 of the Commercial Code of Japan)
4.	Announcement, dated February 10, 2003, of Year-end Dividend Increase for Fiscal Year 2002
5.	Monthly Data for December 2002.